Media Release 8 November 2023

Exhibit 99.3
James Hardie Industries Announces Second Quarter Fiscal Year 2024 Results

Record Adjusted Net Income of US$178.9 Million
Record First Half Operating Cash Flow of US$459.1 Million
Q3 Adjusted Net Income Guidance of US$165 Million to US$185 Million
Announces New US$250 Million Share Buyback Program

James Hardie Industries plc (ASX: JHX; NYSE: JHX), today announced results for its second quarter ending 30 September 2023.
Second Quarter Fiscal Year 2024 Highlights, Compared to Second Quarter Fiscal Year 2023, as applicable:
•Global Net Sales of US$998.8 Million
•Record Global Adjusted EBITDA of US$285.5 Million, with an Adjusted EBITDA margin of 28.6%
•Record Global Adjusted EBIT of US$240.0 Million, with an Adjusted EBIT margin of 24.0%
•Record Adjusted Net Income of US$178.9 Million, up 2%
•Adjusted Diluted EPS of US$0.41 per share, up 3%
•Record First Half Operating Cash Flow of US$459.1 Million, up 74%

Speaking to the results, James Hardie CEO Aaron Erter said, “Our team’s focus remains simple: working safely, partnering with our customers, managing decisively, and controlling what we can control. This focus has enabled us to deliver a strong first half, and a record quarterly result for Adjusted Net Income.”

Mr. Erter continued, “I believe our last three quarterly results are proof points that we are accelerating through this cycle and taking share. We have a superior value proposition that helps our customers grow profitably and be successful. Our team is focused on maintaining momentum to deliver strong financial results again in the third quarter as highlighted by our guidance range provided today. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.”

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Media Release 8 November 2023

Second Quarter Segment Results
Second Quarter Fiscal Year 2024 Results Compared to Second Quarter Fiscal Year 2023 Results
North America Fiber Cement Segment
Net Sales declined 2% to US$734.4 million. Average Net Sales Price (ASP) growth of +2% was offset by a 5% decline in volumes. Volume of 773 million standard feet was just above the top end of August guidance of 740 million to 770 million standard feet. EBIT increased 9% to a record US$232.7 million, supported by a higher average net sales price and lower freight and input costs, primarily pulp. These benefits offset the decline in volume as well as the increased SG&A investments in Homeowner and Trade marketing initiatives. EBIT margin expanded 330 basis points to a record 31.7%.

Asia Pacific Fiber Cement Segment
Net sales increased 7% to a record A$225.1 million. ASP growth of +15%, was partially offset by a 9% decline in volumes, with Australia performing the strongest and leading the region. EBIT increased 21% to A$67.9 million, supported by a higher average net sales price which offset higher cost of goods sold per unit. EBIT margin expanded by 360 basis points to 30.2%.

Europe Building Products Segment
Net sales increased 5% primarily related to a 20% increase in ASP and a €3.3 million favorable true-up related to customer rebate estimates. The growth in ASP resulted from our strategic price increases and growth in High Value Products. Volumes declined 15%, driven by reduced market activity in Fiber Gypsum. EBIT of €11.5 million increased 161%, supported by a higher ASP, which offset increases in cost of goods sold per unit, as well as increased investment in SG&A to drive growth initiatives. EBIT margin expanded by 640 basis points to 10.7%.

Capital Resources
Operating cash flow increased 74% to a record US$459.1 million for the first half of fiscal year 2024. First half operating cash flow was driven by strong results in all three regions and significant improvement in working capital of US$82.7 million; both of which were supported by the execution of the Hardie Operating System (HOS).

James Hardie Chief Financial Officer, Rachel Wilson, stated, “Our Q2 leverage ratio of 0.79x and US$608.0 million of liquidity reflects our strong margins and cash generation. During the first half, we improved our liquidity position by US$132.2 million while not only executing the final tranche of our initial share buyback program with the purchase of US$121.3 million of stock, but also repaying US$90.0 million of our revolving credit facility. These actions reflect a balanced approach to capital deployment. Our capital allocation framework is unchanged and matches who we are, a growth company. The primary focus of our capital allocation framework is to invest in organic growth."

Commenting on capital resources, Ms. Wilson stated “Our capacity expansion program is guided by our expectation for sustainable long-term profitable share gain. For the first half of FY24, total capital expenditures were US$232.6 million. While we are closely monitoring market conditions, we remain committed to appropriately investing in capacity expansion such that we remain flexible and agile to respond as demand increases coming out of this cycle.

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Media Release 8 November 2023

Since the commencement of our share buyback program in November 2022, we have bought back 8.2 million shares at an average price of US$24.26, for total consideration of approximately US$200 million. Today we announced a new US$250 million buyback program, which we expect to complete over the next 12 months.”

Subsequent to the quarter end through October 2023, we paid down the entire US$140 million balance on our revolving credit facility. On 27 October 2023, we also entered into a new five-year US$300 million Term Loan Agreement, maturing October 2028. As of 31 October 2023, our liquidity was nearly US$1.0 billion, versus US$608 million at 30 September 2023, with net leverage of approximately 0.70x.

Sustainability

Speaking on ESG, Mr. Erter said, “We released our fiscal year 2023 Sustainability Report on 10 August. Sustainability is a never-ending journey for us. We continue to identify and develop solutions that do right by our planet, our people and the communities where we operate. We have increased our ESG commitments, with even larger ambitions across the company while putting roadmaps in place to get us there and hold ourselves accountable. While this is just the beginning, we are all ready to do our part in building a better future for all.”

Our 2023 Sustainability Report can be found here.

Outlook and Earnings Guidance
The outlook for the housing markets we participate in globally continues to remain uncertain. In our largest market, North America, the external data providers we utilize expect our addressable market to decrease between 7% and 14% in calendar year 2023 versus calendar year 2022.

Guidance for the third quarter of fiscal year 2024; includes:

•North American volumes to be in the range of 730 million to 760 million standard feet
•North American EBIT margin to be in the range of 30% to 32%
•Adjusted Net Income to be in the range of US$165 million to US$185 million

For the full year FY24, we expect to spend a total of approximately US$550 million in capital expenditures.

James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks.

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Media Release 8 November 2023

Key Financial Information

	Q2 FY24	Q2 FY23	Change	6 Months FY24	6 Months FY23		Change

Group (US$ millions)
Net Sales	998.8	997.6	—%	1,953.1	1,998.5		(2%)
Adjusted EBITDA	285.5	261.1	9%	564.6	510.0		11%
Adjusted EBITDA Margin (%)	28.6	26.2	2.4 pts	28.9	25.5		3.4 pts
EBIT	223.4	226.6	(1)%	457.3	447.9		2%
Adjusted EBIT	240.0	218.5	10%	474.2	426.9		11%
EBIT Margin (%)	22.4	22.7	-0.3 pts	23.4	22.4	1.0	pts
Adjusted EBIT Margin (%)	24.0	21.9	2.1 pts	24.3	21.4		2.9 pts
Net Income	151.7	167.4	(9)%	309.5	330.5		(6%)
Adjusted Net Income	178.9	175.8	2%	353.4	330.1		7%
Diluted EPS - US$ per share	0.34	0.38	(8)%	0.70	0.74		(5%)
Adjusted Diluted EPS - US$ per share	0.41	0.39	3%	0.80	0.74		8%
Operating Cash Flow				459.1	264.6		74%

North America Fiber Cement (US$ millions)
Net Sales	734.4	750.6	(2%)	1,429.2	1,490.7		(4%)
EBIT	232.7	212.8	9%	450.3	404.6		11%
EBIT Margin (%)	31.7	28.4	3.3 pts	31.5	27.1		4.4 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	225.1	211.1	7%	434.8	411.2		6%
EBIT	67.9	56.1	21%	137.4	107.4		28%
EBIT Margin (%)	30.2	26.6	3.6 pts	31.6	26.1		5.5 pts

Europe Building Products (€ millions)
Net Sales	107.5	102.0	5%	217.2	212.8		2%
EBIT	11.5	4.4	161%	22.3	15.8		41%
EBIT Margin (%)	10.7	4.3	6.4 pts	10.3	7.4		2.9 pts

Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the second quarter ended 30 September 2023 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

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Media Release 8 November 2023

Management Briefing for Analysts, Investors and Media

James Hardie will conduct a teleconference and audio webcast for analysts, investors, and media on Wednesday, 8 November 2023, 9:00am Sydney, Australia time (Tuesday, 7 November 2023, 5:00pm New York City, US Eastern time). Analysts, investors, and media can access the management briefing via the following:

All participants wishing to join the teleconference will need to pre-register by navigating to:
https://s1.c-conf.com/diamondpass/10033260-ba2me8.html
All participants wishing to join the webcast, please use the following link:
https://edge.media-server.com/mmc/p/sfjbf7gz

Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.

Webcast Replay: Will be available after the Live Webcast concludes at https://ir.jameshardie.com.au/financial-information/financial-results.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted Net Income, Adjusted EBIT, Adjusted EBITDA and Adjusted Diluted EPS. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the second quarter ended 30 September 2023.
In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Media Release to the equivalent GAAP financial measure used in the Company's Condensed Consolidated Financial Statements. See the section titled “Non- GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the second quarter ended 30 September 2023.

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Media Release 8 November 2023

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended 31 March 2023; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+1 312 756 9919
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

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